September 11, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, NE
Washington, D.C. 20549
Attn: Wilson K. Lee

Re:	Mid-America Apartment Communities, Inc.
Mid-America Apartments, L.P.
Form 10-K for fiscal year ended December 31, 2017
Filed February 23, 2018

Dear Mr. Lee:

We are submitting this letter in response to the comment contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 31, 2018 (the “Comment Letter”), with respect to the filing noted above filed by Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P. (collectively, the “Company”).

For your convenience, the exact text of the comment provided in the Comment Letter has been included in italic, bold face type. The Company’s response to the comment is set forth immediately below the text of the comment.

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 38

1.
Based on footnote (1), it appears that interest expense related to variable-rate debt that is not subject to an interest rate swap agreement is not included. To the extent material, please revise your disclosures in future periodic reports to discuss the cash requirements for such variable-rate debt. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.”

The Company acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosures in future periodic reports, to the extent material, to discuss the cash requirements for interest related to variable-rate debt that is not subject to an interest rate swap agreement.

We hope that this response satisfactorily addresses the Staff’s comment. If you have any further comments or questions or require any additional information concerning the matters discussed herein, please contact me at (901) 248-4169.

Sincerely,

/s/ Albert M. Campbell, III

Albert M. Campbell, III
Executive Vice President and
Chief Financial Officer of
Mid-America Apartment Communities, Inc., the general partner of Mid-America Apartments, L.P.